July 12, 2019

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4628	Via EDGAR

Re:                             Bioceres Crop Solutions Corp.
Registration Statement on Form F-1 (Amendment No. 1)
File No. 333-231883

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bioceres Crop Solutions Corp. (the “Company”), hereby respectfully requests that the effective date of the above referenced Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-231883) be accelerated by the Securities and Exchange Commission to 5:25 p.m., Eastern Time, on July 15, 2019, or as soon as practicable thereafter.

The Company hereby authorizes Matthew S. Poulter of Linklaters LLP, the Company’s counsel, to orally modify or withdraw this request for acceleration. We request that we be notified of such effectiveness by a telephone call to Mr. Poulter at (212) 903-9306 and that such effectiveness also be confirmed in writing.

Respectfully,

Bioceres Crop Solutions Corp.

/s/Gloria Montaron Estrada

Gloria Montaron Estrada
General Counsel and Executive Director

cc:                                Conrado Tenaglia, Linklaters LLP
Matthew S. Poulter, Linklaters LLP